UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of report: July 6, 2015

Commission file number 1-33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1- Information Contained in this Form 6-K Report

Series C Preferred Unit Issuance

On June 30, 2015, Teekay Offshore Partners L.P. (the “Partnership”) entered into a Series C Preferred Unit Purchase Agreement (the “Purchase Agreement”) with the investors named on Schedule A thereto (collectively, the “Purchasers”), pursuant to which the Partnership agreed to sell, and the Purchasers agreed to purchase approximately $250 million of the Partnership’s 8.60% Series C Cumulative Convertible Perpetual Preferred Units (the “Series C Preferred Units”) for a cash purchase price of $23.95 per Series C Preferred Unit (the “Unit Purchase Price”). Pursuant to the Purchase Agreement on:

•	July 1, 2015 (the “Initial Closing Date”), the Purchasers purchased 5,427,975 Series C Preferred Units for an aggregate purchase price of approximately $130 million; and

•	subject to the terms of the Purchase Agreement, on July 14, 2015 (the “Subsequent Closing Date”), the Purchasers will purchase an additional 5,010,438 Series C Preferred Units for an aggregate purchase price of approximately $120 million.

The Partnership intends to use the net proceeds from the private placement of the Series C Preferred Units, together with the partial conversion, into Common Units of the Partnership, of loans made by Teekay Corporation under the Convertible Promissory Note (as defined below) to partially fund (a) the Partnership’s acquisition of the Petrojarl Knarr FPSO unit from Teekay Corporation and (b) initial installments of the three shuttle tanker newbuildings being constructed for the East Coast of Canada 15-year shuttle tanker contracts awarded to the Partnership in early-June 2015.

The Purchase Agreement contains representations and warranties, covenants, indemnification provisions and closing conditions that are typical for private placements by public companies.

Neither the Series C Preferred Units nor the Common Units issuable upon conversion of the Series C Preferred Units (the “Conversion Units”) have been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent a registration statement or exemption from registration. The Partnership conducted the private placement of the Series C Preferred Units pursuant to the exemption from registration under the Securities Act provided by Section 4(a)(2) of the Securities Act and related rules and regulations. Each Purchaser has represented in the Purchase Agreement that it is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act, and that the Purchaser is acquiring the Series C Preferred Units for its own account and not with a view to any distribution in violation of U.S. securities laws. Each Purchaser has agreed that it will not sell or otherwise dispose of all or any part of its Series C Preferred Units except pursuant to an effective registration statement under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws. In addition, each Purchaser agreed not to transfer any Series C Preferred Units prior to the 12-month anniversary of their issuance, subject to limited exceptions. In connection with the private placement, the Partnership entered into a registration rights agreement with the Purchasers, which provides the Purchasers with certain rights relating to registration under the Securities Act of the Series C Preferred Units and the Conversion Units and is described in greater detail below.

The description above of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is attached as Exhibit 10.1 to this Report and is incorporated herein by reference.

Registration Rights Agreement

On July 1, 2015, the Partnership entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Purchasers relating to the registered resale of the Conversion Units and the Series C Preferred Units. Pursuant to the Registration Rights Agreement, the Partnership has agreed to use commercially reasonable efforts to (a) prepare and file a registration statement under the Securities Act (the “Common Unit Registration Statement”) with respect to the Conversion Units within 30 business days following the Subsequent Closing Date and (b) cause the Common Unit Registration Statement to be declared effective no later than 180 days after its filing.

Under limited circumstances, the Purchasers also have the right to require the Partnership to prepare and file a registration statement under the Securities Act (the “Preferred Unit Registration Statement”) to permit the public resale of the Series C Preferred Units. The Partnership has agreed to use its commercially reasonable efforts to cause the Preferred Unit Registration Statement to be declared effective as soon as practicable after its initial filing, but in any event no later than 180 days thereafter.

If (a) the Common Unit Registration Statement is not declared effective prior to the later of (i) such date as any Series C Preferred Units convert into Common Units pursuant to the Amended Partnership Agreement (as defined below) and (ii) 180 days after its initial filing date, or (b) the Preferred Unit Registration Statement is not declared effective within 180 days of its filing date (each a “Target Effective Date”), the Partnership will pay liquidated damages, accruing on a daily basis, to each holder of converted Common Units or Series C Preferred Units, as applicable, at the rate of 0.25% of the Liquidated Damages Multiplier (as defined in the Registration Rights Agreement) for the first 90-day period following such Target Effective Date, and increasing by an additional 0.25% of the Liquidated Damages Multiplier for each subsequent 90-day period, up to a maximum of 1.00% of the Liquidated Damages Multiplier per 90-day period. The aggregate liquidated damages payable by the Partnership may not exceed 8.0% of the Unit Purchase Price for the Series C Preferred Units, and 5.0% of the Unit Purchase Price for the Common Units.

The Purchasers have the right to demand one underwritten offering for the Conversion Units and one underwritten offering for the Series C Preferred Units, pursuant to the terms of the Registration Rights Agreement. The Purchasers also have customary “piggyback registration rights” relating to certain other registrations by the Partnership as described in the Registration Rights Agreement. The Partnership will be responsible for the registration expenses incurred in connection with the Common Unit Registration Statement, the Preferred Unit Registration Statement and one demand underwritten offering, and 25% of the registration expenses incurred in connection with a second demand underwritten offering. The Partnership will also pay the reasonable fees and disbursements of one counsel to the Purchasers, not to exceed $50,000. The Purchasers will be responsible for all underwriting discounts and selling commissions, fees and disbursements of counsel in excess of those to be paid by the Partnership and 75% of the registration expenses incurred in connection with a second underwritten offering.

The description above of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Registration Rights Agreement, a copy of which is attached as Exhibit 10.2 to this Report and is incorporated herein by reference.

Fourth Amended and Restated Agreement of Limited Partnership

In connection with the Partnership’s issuance of Series C Preferred Units, the Partnership amended and restated its current Third Amended and Restated Agreement of Limited Partnership of Teekay Offshore Partners L.P., in the form of the Fourth Amended and Restated Agreement of Limited Partnership of Teekay Offshore Partners L.P. (the “Amended Partnership Agreement”) attached as Exhibit 4.1 to this Report. The preferences, rights, powers and duties of the holders of Series C Preferred Units are included in the Amended Partnership Agreement.

Series C Preferred Units

Distributions

Under the terms of the Amended Partnership Agreement, commencing with the quarter ending on September 30, 2015, the holders of Series C Preferred Units will be entitled to receive a quarterly distribution (the “Series C Preferred Distribution”) at a rate of 8.6% per annum, per unit, subject to certain adjustments described in the Amended Partnership Agreement (the “Series C Distribution Amount”), when, as and if declared by the board of directors of the Partnership’s general partner. Quarterly distributions are cumulative and payable in arrears on each February 15, May 15, August 15 and November 15, commencing August 15, 2015. If the Partnership fails to pay the Series C Preferred Distribution in cash when due, until such time as all accrued and unpaid distributions are paid in full in cash (or until the earlier conversion or redemption of the Series C Preferred Units) (a) the Series C Distribution Amount will increase to a rate of 12.6% per annum, per unit (subject to adjustment), which increased rate shall be applied prospectively from the date the applicable Series C Preferred Distribution was not made in full until payment of such Series C Preferred Distribution, and (b) subject to certain exceptions, the Partnership will not be permitted to declare or make any distributions in respect of any Junior Securities (as defined in the Amended Partnership Agreement) (including Common Units) . The Series C Preferred Units are entitled to participate in certain Special Distributions (as defined in the Amended Partnership Agreement) made with respect to the Common Units, including to the extent any regular quarterly distribution per unit on the Common Units exceeds an amount equal to 130% of the distribution per unit made in the immediately preceding quarter.

Voting

The Series C Preferred Units have no voting rights, except that:

•	the Series C Preferred Units are entitled to vote together with the Common Units as a single class, with each Series C Preferred Unit entitled to one vote for each Common Unit into which such Series C Preferred Unit is convertible, on certain change of control transactions;

•	the holders of at least 66 2/3% of the Series C Preferred Units, voting as a separate class, are required to approve (a) any amendment to the Amended Partnership Agreement that would modify any terms of the Series C Preferred Units (and following any listing of the Series C Preferred Units on a national securities exchange, any amendment that would have a material adverse effect on the then existing terms of the Series C Preferred Units), or (b) the creation or issuance of any Senior Securities (as such term is defined in the Amended Partnership Agreement); and

•	the holders of at least 66 2/3% of the Series A Preferred Units, Series B Preferred Units and Series C Preferred Units, voting together as a separate class, are required to (a) approve the issuance of Parity Securities (as defined in the Amended Partnership Agreement and including the Series A and B preferred units and the Series C Preferred Units) or any Senior Securities if the cumulative distributions payable on any of the Series A Preferred Units, Series B Preferred Units or Series C Preferred Units are in arrears, or (b) create or issue any Senior Securities.

Redemptions and Conversions

If the Partnership elects to redeem for cash Series A or Series B preferred units pursuant to the terms of the Amended Partnership Agreement, it must also offer to redeem a corresponding percentage of outstanding Series C Preferred Units. The holders of Series C Preferred Units have other redemption rights in connection with certain Changes of Control as described below.

Subject to certain limitations, each Series C Preferred Unit holder may elect, in its own discretion, (a) at any time following the 18-month anniversary of the Initial Closing Date, to convert all or any portion of the Series C Preferred Units at the then applicable Series C Conversion Ratio (as defined in the Amended Partnership Agreement and equal to 1.00 to 1.00, subject to adjustment), subject to the payment of any accrued but unpaid distributions to the date of such conversion, and (b) in the event of a Change of Control, to convert all of the Series C Preferred Units held by such Series C Preferred Unit holder at the then applicable Series C Conversion Ratio, subject to payment of any accrued but unpaid distributions to the date of conversion. Upon any conversion of Series C Preferred Units, the Partnership may elect to pay any accrued and unpaid distributions on the converted units through the issuance of additional Common Units.

Under the Amended Partnership Agreement, the term “Change of Control” generally means the occurrence of any of the following events: (a) Teekay Corporation or affiliate no longer owns, directly or indirectly, a majority of the voting power or economic interest of the Partnership’s general partner; (b) the Common Units are no longer listed or admitted for trading on the New York Stock Exchange or another national securities exchange; (c) any transaction pursuant to which (i) such general partner or any affiliate exercises its rights to purchase all of the outstanding Common Units for cash pursuant to the Amended Partnership Agreement or (ii) any person or group of persons acquires, in one or more series of related transactions, all of the outstanding Common Units, in each case where the aggregate consideration received by the holders of Common Units in their capacities as such is comprised of at least 90% cash (such event described in this clause (c) being a “Cash COC Event”); or (d) any direct or indirect sale, lease, transfer or other disposition, in one or more series of related transactions, of all or substantially all of the assets of the Partnership and its subsidiaries, taken as a whole; provided, however, that neither (i) a Liquidation Event (as defined in the Amended Partnership Agreement) nor (ii) a transaction undertaken for the principal purpose of (x) reincorporating the Partnership in a different jurisdiction, (y) converting the Partnership to a limited liability company or corporation or creating a holding company or (z) any similar transaction, shall be deemed a Change of Control.

At any time following the third anniversary of the Initial Closing Date and subject to minimum trading volume requirements for the Common Units, if the volume weighted-average trading price (the “VWAP Price”) of the Common Units on the national securities exchange on which the Common Units are then listed for 20 trading days over the 30 trading day period ending on the close of trading on the day immediately preceding the date notice is given by the Partnership of its conversion right is greater than 150% of the Unit Purchase Price, the Partnership’s general partner, in its sole discretion, may convert the outstanding Series C Preferred Units into Common Units, at the then applicable Series C Conversion Ratio, subject to the payment of any accrued but unpaid distributions to the date of conversion.

If a Cash COC Event occurs, each Series C Preferred Unit holder may, at its sole discretion:

•	convert all of its Series C Preferred Units into Common Units at the then applicable Series C Conversion Ratio; or

•	require redemption of each Series C Preferred Unit at the following applicable price (the “Change of Control Redemption Price”): (a) prior to the first anniversary of the Initial Closing Date, 130% of the Unit Purchase Price, (b) during the period commencing on the first anniversary and ending on the date immediately preceding the second anniversary of the Initial Closing Date, 110% of the Unit Purchase Price, (c) during the period commencing on the second anniversary and ending on the date immediately preceding the third anniversary of the Initial Closing Date, 105% of the Unit Purchase Price, and (d) thereafter, 101% of the Unit Purchase Price, in each case plus accrued but unpaid distributions.

If a Change of Control which is not a Cash COC Event occurs, each Series C Preferred Unit holder may, at its sole discretion:

(i)	convert all of its Series C Preferred Units into Common Units at the then applicable Series C Conversion Ratio;

(ii)	if the Partnership is not the surviving entity of such Change of Control, require the Partnership to use its commercially reasonable efforts to deliver or cause to be delivered to the Series C Preferred Unit holders, in exchange for such Series C Preferred units, a security in the surviving entity that has substantially similar terms as the Series C Preferred Units (a “Mirror Security”);

(iii)	if the Partnership is the surviving entity of the Change of Control, continue to hold the Series C Preferred Units; or

(iv)	require redemption of all of such holders Series C Preferred Units at the applicable Change of Control Redemption Price.

If the Partnership engages in a Change of Control transaction at such time as the Partnership has insufficient funds available to redeem the Series C Preferred Units pursuant to the terms of the Amended Partnership Agreement or if the Partnership is unable to deliver or cause to be delivered to a requesting Series C Preferred Unit holder a Mirror Security, the Series C Preferred Unit holders shall be entitled to (a) take any action otherwise permitted by clauses (i), (ii), (iii) or (iv) above, or (b) convert each of such holder’s Series C Preferred Units into a number of Common Units equal to the quotient of :

•	(a) (i)150% multiplied by the Unit Purchase Price plus accrued and unpaid distributions as of the effective date of the conversion minus (ii) the sum of all cash distributions paid with respect to such Series C Preferred Unit on or prior to the date of the Change of Control (but in no event more than the sum of such cash distributions paid during the three years following the Initial Closing Date), divided by (b) the VWAP Price for the 10 consecutive trading days of the Common Units ending immediately prior to the date of the closing of such Change of Control.

The description above of the Amended Partnership Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Amended Partnership Agreement, a copy of which is attached as Exhibit 4.1 to this Report and is incorporated herein by reference.

Amendment to Knarr Purchase Agreement; Convertible Promissory Note

On June 29, 2015, the Partnership entered into an amendment (the “Knarr Purchase Agreement Amendment”) to the Purchase Agreement, dated April 6, 2015, between Teekay Corporation and the Partnership relating to the sale to the Partnership of Knarr L.L.C. and Teekay Knarr AS, which own and operate the Petrojarl Knarr FPSO unit. The Knarr Purchase Agreement Amendment modifies the amount of the purchase price to be financed pursuant to the convertible promissory note the Partnership issued to Teekay Corporation as payment for a portion of the purchase price of the FPSO unit (the “Convertible Note”) from $400 million to $492 million (the “Principal Amount”). Pursuant to the terms of the Convertible Note, the Principal Amount will accrue interest at a rate of 6.50% per annum, payable on each of March 31, June 30, September 30 and December 31, commencing September 30, 2015. No later than July 31, 2015, $300 million of the Principal Amount will be converted into Common Units, at a conversion price of $20.83 per Common Unit. The remainder of the Principal Amount is due no later than July 1, 2016.

The Conflicts Committee of the Partnership’s board of directors approved the terms of (a) the sale of the Petrojarl Knarr FPSO purchase by the Partnership, (b) the Convertible Note and (c) the issuance of Common Units upon partial conversion of the Convertible Note as described above.

The description above of the Knarr Purchase Agreement Amendment and the Convertible Note do not purport to be complete and are qualified in their entirety by reference to the complete text of the Knarr Purchase Agreement Amendment and the Convertible Note, copies of which are attached as Exhibit 10.3 and Exhibit 10.4, respectively, to this Report, and are incorporated herein by reference.

Press Release

Attached as Exhibit 99.1 is a copy of an announcement of Teekay Offshore Partners L.P. dated June 30, 2015.

Forward-Looking Statements

The statements in this Report that are not historical facts may be forward-looking statements, including statements regarding the subsequent investment by the Purchasers under the Purchase Agreement. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others, the satisfaction of the closing conditions to the Purchasers’ obligation to purchase additional Series C Preferred Units under the Purchase Agreement. We undertake no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

Item 6 — Exhibits

The following exhibits are filed as part of this Report:

4.1	Fourth Amended and Restated Agreement of Limited Partnership of Teekay Offshore Partners L.P.

10.1	Series C Preferred Unit Purchase Agreement, dated June 30, 2015, by and among Teekay Offshore Partners L.P. and the Purchasers Named on Schedule A Thereto.

10.2	Registration Rights Agreement, dated July 1, 2015, by and among Teekay Offshore Partners L.P. and the Purchasers Named on Schedule A Thereto.

10.3	Amendment No. 1 to Knarr Purchase Agreement, dated June 29, 2015, by and among Teekay Offshore Partners L.P. and Teekay Corporation.

10.4	Convertible Promissory Note, dated July 1, 2015, made by Teekay Offshore Partners L.P. for the benefit of Teekay Corporation.

99.1	Press Release dated June 30, 2015.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) FILED WITH THE SEC ON NOVEMBER 28, 2007

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-175685) FILED WITH THE SEC ON JULY 21, 2011

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-178620) FILED WITH THE SEC ON DECEMBER 19, 2011

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-183225) FILED WITH THE SEC ON AUGUST 10, 2012

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-188393) FILED WITH THE SEC ON MAY 7, 2013

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-188543) FILED WITH THE SEC ON MAY 10, 2013

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-193301) FILED WITH THE SEC ON JANUARY 10, 2014

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO. 333-196098) FILED WITH THE SEC ON MAY 20, 2014

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-197053) FILED WITH THE SEC ON JUNE 26, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

By: Teekay Offshore GP L.L.C., its general partner

Date: July 6, 2015	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)